
07007354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MONTAUK SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PARKWAY 109 OFFICE CENTER, 328 NEWMAN SPRINGS ROAD
(No. and Street)

RED BANK (City) NEW JERSEY (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MINDY A. HOROWITZ 732-842-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAZAR, LEVINE & FELIX, LLP
(Name – *if individual, state last, first, middle name*)

65 MADISON AVENUE (Address) MORRISTOWN (City) NEW JERSEY (State) 07960 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MINDY A. HOROWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MONTAUK SECURITIES CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OLGA C. BRADSHAW
NOTARY PUBLIC
NEW JERSEY

OLGA C. BRADSHAW
Notary Public-State of New Jersey
No. 2326251
My Commission Expires March 11, 2010

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AND CFTC REGULATION 1.10 FOR THE YEAR ENDED DECEMBER 31, 2006

- INDEX -



Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
AND CFTC REGULATION 1.10
FOR THE YEAR ENDED DECEMBER 31, 2006

To the Stockholder
First Montauk Securities Corp.

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. as of December 31, 2006 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.10. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.17. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
March 30, 2007.

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138
T 973 267 1414 / F 973 326 9157

NEW YORK, NY / T 212 736 1900
PARSIPPANY, NJ / T 973 428 3200

www.lazarcpa.com



FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

- ASSETS -

ASSETS:	
Cash and cash equivalents	$ 1,116,479
Due from First Montauk Financial Corp, parent	1,336,489
Due from clearing firm	4,988,746
Securities owned, at market value	198,447
Prepaid expenses	153,945
Employee and broker receivables	343,697
Furniture, equipment and leasehold improvements, net	187,020
Other assets	597,158
TOTAL ASSETS	**$ 8,921,981**

- LIABILITIES AND STOCKHOLDER'S EQUITY -

LIABILITIES:	
Commissions payable	$ 2,378,935
Accounts payable	270,945
Accrued expenses	947,176
Securities sold, not yet purchased, at market value	495
Other liabilities	68,181
TOTAL LIABILITIES	**3,665,732**
STOCKHOLDER'S EQUITY:	
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding	100
Additional paid in capital	7,610,657
Accumulated deficit	(2,354,508)
TOTAL STOCKHOLDER'S EQUITY	**5,256,249**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 8,921,981**

The accompanying notes are an integral part of this financial statement.



FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 39,924,133
Principal transactions	4,079,243
Investment banking	3,420,685
Interest and other income	3,517,893
TOTAL REVENUES	50,941,954
EXPENSES:	
Commissions, employee compensation and benefits	43,900,479
Clearing and floor brokerage	1,443,867
Communications and occupancy	1,889,839
Legal matters and related costs	616,530
Other operating expenses	2,185,463
Interest	18,929
TOTAL EXPENSES	50,055,107
Income before provision for state income taxes	886,847
Provision for state income taxes	40,123
NET INCOME	$ 846,724

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2006	$ 100	$ 7,610,657	$ (3,201,232)	$ 4,409,525
NET INCOME	-	-	846,724	846,724
BALANCE AT DECEMBER 31, 2006	$ 100	$ 7,610,657	$ (2,354,508)	$ 5,256,249

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

DECREASE IN CASH AND CASH EQUIVALENTS:	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 846,724
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	169,196
Increase (decrease) in cash attributable to operating assets:	
Due from clearing firm	(232,100)
Securities owned	105,164
Prepaid expenses	24,567
Employee and broker receivables	(34,498)
Due from First Montauk Financial Corp., parent	(906,104)
Other assets	(44,222)
Increase (decrease) in cash attributable to operating liabilities:	
Securities sold, not yet purchased	(3,069)
Commissions payable	351,555
Accounts payable	(175,019)
Accrued expenses	(295,654)
Income taxes payable	(32,000)
Other liabilities	12,298
NET CASH USED IN OPERATING ACTIVITIES	(213,162)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Additions to furniture, equipment and leasehold improvements	(34,073)
CASH FLOWS USED IN FINANCIAL ACTIVITIES:	
Payments of capital leases	(7,736)
Net decrease in cash and cash equivalents	(254,971)
Cash and cash equivalents at beginning of year	1,371,450
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,116,479
Cash paid during the period for:	
Interest	$ 18,929
Income taxes	$ 121,295

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS:

First Montauk Securities Corp. (the "Company"), a New York corporation, is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC"). Since July 2000, First Montauk Securities Corp. has operated under the registered trade name "Montauk Financial Group".

The Company is primarily engaged in securities brokerage and investment banking. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Securities Rule Making Board and the National Futures Association, facilitates principal and agency transactions, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through its independent clearing firms. Accordingly, the Company does not carry securities accounts for customers, execute trades or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Revenue Recognition:

Securities transactions, commission income, sales concessions from participation in syndicate offerings, and related commission expenses are recorded on a trade date basis. Underwriting fees are recorded when received.

Securities owned are either stated at quoted market value or estimated fair values with unrealized gains and losses included in earnings.

(b) Depreciation and Amortization:

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years, or terms of the leases, whichever is shorter, respectively.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(c) ***Advertising:***

The Company expenses advertising costs as incurred. Total advertising expenses were $45,676 for 2006.

(d) ***Income Taxes:***

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns except in those states where a consolidated tax return is required. Income taxes are determined on a separate return basis.

(e) ***Cash Equivalents:***

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

(f) ***Use of Estimates:***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Accordingly, actual results could differ from those estimates.



FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157"):

On September 15, 2006, the Financial Accounting Standard Board issued a standard that provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt this pronouncement effective for periods beginning January 1, 2008. We are currently evaluating the impact of adopting this pronouncement on our financial statements.

In September 2006, FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)"*. SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is defined as the difference between the fair value of the plan assets and the plan's benefit obligation. For a pension plan the benefit obligation is the projected benefit obligation and for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS No. 158 requires an employer to recognize as a component of other comprehensive income, net of tax, the gains and losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit costs pursuant to SFAS No. 87 *"Employers' Accounting for Pensions"*. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end. Additional footnote disclosure is also required about certain effects on net periodic benefit cost for the next year that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. Except for the year-end measurement requirement, SFAS No. 158 is effective for the year ending December 31, 2006. The adoption of this Statement in 2006 did not have a material impact on the financial condition or results of operations of the Company.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*, which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provision. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. SFAS No. 159 requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year provided the entity also elects to apply the provisions of SFAS No. 157. Upon implementations, an entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, but not yet purchased consist of marketable securities at quoted market values, as follows:

	Owned	Sold, not yet Purchased
Corporate stocks	$ 97,941	$ 495
U.S. government agency and exempt obligations	2,015	0
Other	6,008	0
	$ 105,964	$ 495

The Company also owns investment securities, some of which are publicly offered and can be sold and some of which cannot be publicly offered or sold until registered under the Securities Act of 1933. At December 31, 2006, the estimated fair values of the securities (previously warrants) were $92,483.

NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES:

Employee and broker commission receivables consist of the following:

Commission advances	$	320,329
Forgivable loans		220,425
Other loans		610,478
		1,151,232
Less, reserve for bad debt		807,535
	$	343,697

The Company has arrangements with certain registered representatives to forgive their loans if they either remain licensed with the Company for an agreed upon period of time, generally one to five years, or meet specified performance goals. The loans are being amortized to commission expense for financial reporting purposes over the term of the loan. Loan amortization expense was $187,109 in 2006.

Other loans to employees and registered representatives are either due on demand or payable in installments generally over periods ranging from one to five years with interest rates ranging from 0% to 8% per annum.

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	2,986,409
Leasehold improvements		369,294
		3,355,703
Less, accumulated depreciation and amortization		(3,168,683)
	$	187,020

Depreciation and amortization expense was $169,196 for the year ended December 31, 2006.

NOTE 6 - OTHER ASSETS:

Other assets consist of the following:

Commissions and concessions receivable	$ 425,592
Security deposits	153,592
Other receivables	17,974
	$ 597,158

Commissions and concessions receivable include amounts earned on mutual fund, insurance transactions, alternative products and concessions on syndicate offerings.

NOTE 7 - ACCRUED EXPENSES:

Accrued expenses consist of the following:

Legal settlements	$ 237,000
Bonus accruals	450,000
Other accrued expenses	260,176
	$ 947,176

NOTE 8 - INCOME TAXES:

A state income tax provision of $40,123 was recorded for 2006. No federal tax provision was recorded due to operating losses. The difference between the reported income tax benefit and the income tax benefit that would result from applying federal statutory rates to the pre-tax loss is due to nondeductible expenses, state tax benefits and the tax valuation allowance.

Deferred income taxes arise from reporting certain expenses and income items, principally depreciation, bad debt expense, litigation allowance, unrealized gains and non-deductible expense accruals, in the financial statements in periods different from those in which such amounts are deducted or included for income tax purposes.

In addition, as of December 31, 2006, the Company has federal net operating loss carry forwards of approximately $2,084,000, which expire at various dates through 2022. The Company has established a valuation allowance to offset the benefits of deferred income tax items because management is uncertain as to their realization.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

(a) Operating Leases:

The Company leases office facilities and equipment under operating leases expiring at various dates through 2011.

Future minimum lease payments as of December 31, 2006 under operating leases with initial non-cancelable terms in excess of one year are:

Year ended December 31,	Amount
2007	$ 701,439
2008	622,739
2009	609,149
Total minimum lease payments	$ 1,933,327

(b) Legal Matters:

In September 2006, the Company entered into a Consent Order with the New Jersey Bureau of Securities relating to an investigation into sale of certain high yield bonds to its clients from 1998 to 2001, and the subsequent resale of those securities to other customers in 2001. As a result, the Company paid a civil monetary penalty of $475,000, most of which was accrued for in 2005, and agreed to retain an independent consultant to review its business practices and procedures for branch office supervision, suitability standards, and monitoring of agent sales activities.

During 2006 the Company paid an aggregate of $60,000 in fines to the NASD in connection with two Acceptance, Waiver and Consents which resolved outstanding NASD investigations.

The Company is also a respondent or co-respondent in various legal proceedings that are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier and coverage limits within the policy for any individual claim in the aggregate. After considering all

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

(b) Legal Matters (Continued):

relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on the Company's financial condition, results of operations, and cash flows in any particular quarter or year, or in the aggregate, and could impair the Company's ability to meet the statutory net capital requirements of its securities business.

Management has established a reserve for litigation settlements for the suits related to the high-yield bonds and other litigation that are probable and can be reasonably estimated. The reserve is included in accrued liabilities at December 31, 2006. Management cannot give assurance that this reserve will be adequate to absorb actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against the Company.

(c) Employment Agreements:

In August 2006 the Company hired a new Chief Operating Officer with employment terms which provide him with a base salary and bonuses through December 31, 2008.

In August 2006 the Company entered into an employment agreement with a new Chief Compliance Officer which provides her with a base salary and bonuses through December 31, 2008.

In November 2006 the Company entered into an employment agreement with a new Chief Supervisory Officer which provides him with a base salary and bonuses through December 31, 2008.

(d) Separation Agreements:

In November 2006, the Company entered into a separation agreement with the Company's Executive Vice-President, Secretary and General Counsel effective January 31, 2007. The Company has entered into a consulting agreement with him for a term of 11 months beginning on February 1, 2007.

On February 1, 2006, the Company entered into a Separation Agreement with Herbert Kurinsky, the Chairman of the Board of Directors. Under the terms of the Separation Agreement, the parties agreed to terminate the employment relationship and the rights and obligations of the parties under the employment agreement dated January 1, 2004. Mr. Kurinsky continued to serve as Chairman of the Board of the Company until he resigned effective November 9, 2006. As a result of the separation agreement, the Company expensed a total of $951,266.



NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

(d) Separation Agreements (Continued):

Due to the change in control provisions (see Note 15) in the Separation Agreement and Promissory Note, on July 17, 2006, the Company paid the remaining balances, including accrued interest on the note payable and automobile allowance of $486,000 and $19,000, respectively.

The Company and Mr. Kurinsky have also exchanged mutual releases except to the extent each has reserved their rights as provided in the Separation Agreement.

NOTE 10 - CLEARING AGREEMENT

In April 2005, FMSC entered into a new clearing agreement with National Financial Services, LLC ("NFS") to act as its' primary clearing firm. The clearing agreement includes a termination fee should FMSC terminate the agreement, which reduces each year during the eight-year term of the agreement.

During the second quarter of 2006, FMSC signed an amendment to Exhibit A of its clearing agreement with National Financial Services LLC ("NFS"), adopting, among other things, a schedule of reduced clearing rates.

During the second quarter of 2006, FMSC signed a release with NFS for and in consideration of the payment of $1,000,000 by NFS relating to conversion and transition expenses incurred by FMSC in prior periods, as a result of its conversion from Fiserv Securities Inc. to NFS in 2005. The payment was received on June 29, 2006 and was recorded by FMSC among various expense and revenue categories.

NOTE 11 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories.

The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.



NOTE 11 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK (CONTINUED):

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 12 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There were no employer contributions for 2006.

NOTE 13 - RELATED PARTY TRANSACTIONS:

At December 31, 2006, First Montauk Financial Corp. owed the Company $1,336,489.

NOTE 14 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.10 under the Commodity Exchange Act, which requires the Company to maintain minimum net capital, as defined. At December 31, 2006, the Company had net capital of $2,735,223 which was $2,485,223 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.34.

NOTE 15 TERMINATION OF MERGER AGREEMENT

In May 2006, the Company's parent, First Montauk Financial Corp. ("FMFC"), entered into a definitive merger agreement with FMFG Ownership, Inc. and FMFG AcquisitionCo, Inc., affiliates of Investment Properties of America, LLC ("IP of A") (collectively referred to as the "Purchasers"), a privately owned, diversified real estate investment and management company. Pursuant to the merger agreement, the Purchasers were to purchase all outstanding securities of FMFC for an aggregate purchase price of $23 million.



FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 16 - SUBSEQUENT EVENTS:

(a) Employment Agreement:

In January 2007 the Company entered into an employment agreement with a new General Counsel for the Company. The employment agreement provides him with a base salary and bonuses through December 31, 2008.

During 2006 the owner of the purchaser acquired sufficient common and preferred stock to give him 25% of the outstanding voting stock of the Company. This triggered the change in control provisions in certain employment contracts.

On December 29, 2006 FMFC received notification from representatives of the Purchasers that they were terminating the merger agreement with FMFC and not proceeding with the merger.

(b) Pending Litigation:

On January 8, 2007, FMFC filed a lawsuit against the Purchasers seeking to enforce the terms of the merger. The lawsuit alleges, among other things, that the Purchasers breached the merger agreement by terminating the agreement on December 29, 2006 without cause or justification. FMFC's complaint demands specific performance of the merger agreement and completion of the merger. In the alternative, FMFC seeks compensatory damages for breach of contract and breach of the covenant of good faith and fair dealing as well as payment of $2 million held in escrow. The law suit also seeks to void the lease agreement that the Company entered into with Investment Property of America's (IPofA) affiliate, Waterview, LLC, for new office space in Red Bank, NJ.

On February 12, 2007, FMFC was served with the Purchasers' answer to the lawsuit which contained several counterclaims against FMFC. In their counterclaims, the Purchasers allege that FMFC breached the merger agreement and failed to disclose certain material facts about FMFC, and seeks the return of $2 million held in escrow as well as compensatory damages, interest and costs. This lawsuit is currently pending in the Superior Court of New Jersey, Monmouth County Chancery Division.



FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2006



FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION – SCHEDULE I
AS OF DECEMBER 31, 2006

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Under CFTC Regulation 1.17

TOTAL STOCKHOLDER'S EQUITY	$ 5,256,249
Nonallowable assets:	
Employee and broker receivables, net of reserves and offsetting commissions payable of $807,535	343,697
Furniture, equipment and leasehold improvements – net	187,020
Other assets	1,974,712
Total nonallowable assets	2,505,429
Net capital before haircuts on securities position	2,750,820
Haircuts on securities:	
Corporate stocks	14,817
U.S. government agency, options and exempt obligations	780
TOTAL HAIRCUTS	15,597
NET CAPITAL	2,735,223
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of aggregate indebtedness of $3,673,834	250,000
Excess net capital	$ 2,485,223
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 2,367,839
Ratio of aggregate indebtedness to net capital	1.34
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker receivables of $320,329	$ 2,378,935
Accounts payable and accrued expenses	1,294,899
	$ 3,673,834

There are no material differences between the computation of net capital computed on this Schedule I and as reported by the Company in Part II-A of its revised FOCUS Report as December 31, 2006.



Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.16

To the Stockholder
First Montauk Securities Corp.

In planning and performing our audit of the financial statements of First Montauk Securities Corp. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to rule 1.17. Because the Company does not carry futures accounts for customers or perform custodial functions relating to future accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder, and the segregation of funds based upon such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.16 (CONTINUED)

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) (2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.16 (CONTINUED)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the Commodity Futures Trading Commission, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers, and regulation of registered futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
March 30, 2007

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